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                                                                  EXHIBIT (e)(3)


February 1, 1998


Mr. Gene Hoffman

Dear Gene,

On behalf of GoodNoise Corporation ("Company"), we are pleased and delighted to offer you the position of President and Chief Executive Officer, starting February 1, 1998, reporting to the Board of Directors of the Company. In addition, I confirm that you have been appointed to the Board of Directors. The Company will continue to nominate you for election to the Board as long as you remain an officer of the Company.

  1.  Cash Compensation.  You shall be compensated at the rate of $6,250 per
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month (which equates to $75,000 on an annual basis), payable at the same frequency as payroll is distributed to other Company employees. All payments shall be reduced by the amount of any taxes or other withholding required by applicable law and the Company's policies from time to time in effect.

  2.  Stock Grant.
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       2.1  In addition to your salary, you will be issued (3,100,000) three million one hundred thousand shares of Company common stock, all of which are fully vested.

       2.2 The Company may, in the exercise of its sole discretion, grant additional shares, or options to purchase shares, under Company's stock option plans in effect from time to time. In the event of an acquisition of Company, the vesting of any unvested shares or options at the time of such acquisition will be accelerated in full. For purposes hereof, an "acquisition of Company" shall mean a (i) business combination by merger or other transaction in which Company is sold or merged and as a result of such transaction, the holders of Company's common stock prior to such transaction do not own or control a majority of the outstanding shares of the successor corporation or (ii) a sale by Company of all or substantially all of its assets. In the event of any inconsistency between your option agreements with Company and the terms and conditions herein, the terms of this letter shall prevail.

  3.  Benefits. As a Company employee, you will also be eligible for health
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insurance and other Company-provided benefits in accordance with the terms of these benefit plans when and as adopted by Company. Vacation will accrue at the rate of two (2) weeks per year.

  4.  Expense Reimbursement. You shall be reimbursed by the Company in
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accordance with the Company's policies from time to time in effect for reasonable travel and other
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reasonable business expenses incurred by you on behalf of the Company in the performance of your duties under this Agreement.

  5.  Severance.
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       5.1  As is standard practice, all employment at Company is terminable at will. This means that you will be free to end your employment with Company at any time for any reason or for no reason. Similarly, Company may end your employment at any time for any reason, with or without cause. This "at will" nature of your employment may not be changed except in writing signed by you and the Chairman of Company.

       5.2 However, to address the uncertainties of Company's start up status and of your commitment to coming to work for Company while leaving a position of substantially less uncertainty, if Company terminates your full time employment for other than cause, you shall be entitled to continue to receive your base salary for a period of twelve months following the date of termination, it being understood that such amounts would be paid to you over such twelve month period in accordance with Company's normal payroll policies.

       5.3 For the purposes hereof, "cause" shall mean if you (i) willfully refuse to perform your duties without proper cause despite adequate warnings,
(ii) act fraudulently with respect to Company or deliberately injure Company or
(iii) are convicted of a felony involving moral turpitude. Termination of employment shall include "constructive" termination under the following circumstances: (i) if Company reduces your base salary or rate of compensation without your consent (excluding a cut in base pay of similar percentage affecting substantially all of the Company's officers); (ii) if, without your consent, the Company significantly reduces your job authority or responsibility, including, without limitation, a change in title whereby you do not retain the title of "President and Chief Executive Officer" or you no longer report directly to the Board of Directors of Company; or (iii) if without your consent, the Company requires you to change the location of your job or office, such that you will be based at a location more than fifty (50) miles from Company's current headquarters.

  6.  Other.  Company is committed to the highest standards of integrity and to
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treating our customers, employees, fellow workers, business partners and competitors in good faith and fair dealing. We expect employees to share the same standard and values. In particular:

       6.1 During your employment, you may have access to trade secrets and confidential business information belonging to Company, including client lists and client information, financial information, marketing plans, proprietary software and source code, personnel and compensation records, and other materials. You may also have access to confidential and/or non-disclosure information entrusted to Company by business partners and others. By accepting this offer of employment, you acknowledge that you must keep all of this information strictly confidential, and refrain from using it for your own purposes or from disclosing it to anyone outside Company. You also acknowledge that your obligation to protect trade secrets and confidential business information exists not only during your employment but also after your employment ends. You agree that at the end of your employment, you will return to Company all copies of any documents or other materials you have that are trade secrets, or
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which refer to, contain or reflect trade secrets or confidential business information. You also agree to protect the confidentiality or information you may have received from former employers or to other persons and will not bring into Company any such information without that person's prior written permission.

       6.2 By accepting this offer, you agree that throughout your employment, you will observe all Company's rules governing conduct of our business and employees, including our policies protecting employees from illegal discrimination and harassment.

       6.3 If we have any dispute or argument arising under this Agreement or relating to the employment relationship, it will be settled exclusively by arbitration before the American Arbitration Association in Santa Clara County, California.

       6.4 Employment with Company is a full-time job, requiring your complete commitment. You may not compete with Company or work for any competing entity, and you must obtain permission in advance from Company before accepting any outside employment or board membership of any kind. Notwithstanding the foregoing, Company shall have no objection to your accepting positions on the Board of Directors of up to no more than two public, private or non-profit companies, provided that they are not entities competing with the business of Company and your participation would not otherwise pose a conflict of interest with your work for Company.

       6.5 This letter represents the entire understanding among the parties with respect to the subject matter hereof, and supersedes any and all prior understandings, agreements, negotiations or obligations between the parties with respect to the subject matter hereof. All modifications of this Agreement must be in writing and signed by the party against whom enforcement of such modification is sought.

I am delighted to extend this offer to you and look forward to an exciting and mutually rewarding business association. Please indicate your acceptance of this offer by signing this letter below and returning it to me. A copy is enclosed for your records.

Sincerely yours,

GOODNOISE CORPORATION

By: /s/ Robert H. Kohn
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    Robert H. Kohn
    Chairman

                              ACCEPTED AND AGREED TO
                              this 1st day of February, 1998

                              /s/ Gene Hoffman
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                              Gene Hoffman